UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 7)*

                          XO COMMUNICATIONS, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)


              CLASS A COMMON STOCK, PAR VALUE $0.02 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 65333H707
---------------------------------------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS,                   FORSTMANN LITTLE & CO. SUBORDINATED
     SHRIVER & JACOBSON                      DEBT & EQUITY MANAGEMENT BUYOUT
     ONE NEW YORK PLAZA                      PARTNERSHIP-VII, L.P.
     NEW YORK, NY  10004                FORSTMANN LITTLE & CO. EQUITY
     ATTN:  STEPHEN FRAIDIN, ESQ.            PARTNERSHIP-VI, L.P.
     (212) 859-8000                     FL FUND, L.P.
                                        THEODORE J. FORSTMANN
                                        C/O FORSTMANN LITTLE & CO.
                                             767 FIFTH AVENUE
                                             NEW YORK, NY  10153
                                             ATTN:  WINSTON W. HUTCHINS
                                             (212) 355-5656

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)



                             JANUARY 15, 2002
                ------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
240.13(g), check the following box.   [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           50,183,824**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         50,183,824**

                10  SHARED DISPOSITIVE POWER

                    0

                             *SEE INSTRUCTIONS
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    50,183,824**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.9%

14  TYPE OF REPORTING PERSON*

    PN

---------------------------

** Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series C Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Cumulative Convertible Participating Preferred Stock (the "Series G Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series G Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series G Certificate of Designation) equal $17.00.

                             SCHEDULE 13D

CUSIP No.  65333H707

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           73,301,588**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         73,301,588**

                            *SEE INSTRUCTIONS
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    73,301,588**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.3%

14  TYPE OF REPORTING PERSON*

    PN

--------------------------

** Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. A portion of the number of shares referred to in items 7, 9 and 11 above was calculated, with respect to the number of shares of Class A Common Stock issuable upon conversion of the Series D Preferred, in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series H Convertible Participating Preferred Stock (the "Series H Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series H Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. A portion of the number of shares referred to in items 7, 9 and 11 above was calculated, with respect to the number of shares of Class A Common Stock issuable upon conversion of the Series H Preferred, in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FL FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           44,000**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         44,000**

                            *SEE INSTRUCTIONS
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                10  SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    44,000**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    PN

--------------------------------

** Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

                             SCHEDULE 13D

CUSIP No. 65333h707

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    THEODORE J. FORSTMANN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           800,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         800,000

                            *SEE INSTRUCTIONS
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    800,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON*

    IN

This Amendment No. 7, filed on behalf of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI"), FL Fund, L.P., a Delaware limited partnership ("FL Fund", and together with MBO-VII and Equity-VI, the "FL Partnerships"), and Theodore J. Forstmann ("Mr. Forstmann" and, collectively with MBO-VII, Equity-VI and FL Fund, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on January 25, 2000, as amended by Amendment No. 1 filed on May 25, 2000, Amendment No. 2 filed on June 16, 2000, Amendment No. 3 filed on July 10, 2000, Amendment No. 4 filed on May 1, 2001, Amendment No. 5 filed on June 6, 2001 and Amendment No. 6 filed on December 3, 2001 (the "Schedule 13D"), relating to the Class A Common Stock, par value $0.02 per share, of XO Communications, Inc., a Delaware corporation ("XO"). Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII" and, together with Equity VII, the "FL Investors"), Telefonos de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Telmex"), and XO have entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated January 15, 2002, a copy of which is attached hereto as Exhibit 22. FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI and Equity-VII. FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII and MBO-VIII. Mr. Forstmann is a general partner of FLC XXXII and FLC XXXIII and a general partner of the general partners of FLC XXXI Partnership, L.P.,a New York limited partnership doing business as Forstmann Little & Co. ("FLC XXXI"). FLCXXXI is the general partner of FL Fund. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

Item 3 is hereby amended to add the following:

     As more fully described in Item 6 below, on January 15, 2002, Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII" and, together with Equity VII, sometimes hereinafter referred to as the "FL Investors"), Telefonos de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Telmex"; Telmex and the FL Investors are sometimes hereinafter referred to as the "Investors") and XO Communications, Inc., a Delaware corporation ("XO" or the "Company"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated January 15, 2002, a copy of which is attached hereto as Exhibit 22, pursuant to which, upon the terms and subject to the conditions contained therein, (i) XO agreed to sell to the FL Investors shares of XO's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and two shares of the Company's to-be-designated Class D Common Stock, par value $0.01 per share (the "Class D Common Stock"), which shares of Class A Common Stock and Class D Common Stock shall in the aggregate equal 40.00% of the total outstanding equity securities of the Company, subject to adjustment, immediately after giving effect to the restructuring and investment contemplated by the Stock Purchase Agreement (collectively, the "New Forstmann Little Shares") for a purchase price of $400,000,000 (the "Purchase Price") and (ii) XO agreed to sell to Telmex shares of XO's to-be-designated Class C Common Stock, par value $0.01 per share (the "Class C Common Stock"), which Class C Common Stock shall in the aggregate equal 40.00% of the total outstanding equity securities of the Company, subject to adjustment, immediately after giving effect to the restructuring and investment contemplated by the Stock Purchase Agreement (the "New Telmex Shares" and together with the New Forstmann Little Shares, the "New Common Shares") for a purchase price of $400,000,000.

     The FL Investors will obtain the funds required to pay the Purchase Price from capital contributions made by the partners of each of the FL Investors.


ITEM 4.  Purpose of Transaction
         ----------------------

Item 4 is hereby amended to add the following:

     On January 15, 2002, the Investors and XO entered into the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 22. The Stock Purchase Agreement contains (i) representations and warranties of the Company and each of the Investors; (ii) covenants of each of the parties, including without limitation, covenants prohibiting or limiting certain actions of the Company between the time of execution of the Stock Purchase Agreement and the closing of the transactions contemplated by the Stock Purchase Agreement (the "Closing"); (iii) conditions to the obligations of the Company and each of the Investors to consummate the transactions contemplated by the Stock Purchase Agreement; (iv) termination rights and
(v) provisions for the payment and reimbursement of certain fees, expenses and payments. A more detailed description of the terms and conditions provided for in the Stock Purchase Agreement is contained in Item 6 below, which description is incorporated herein by reference.

     If the transactions contemplated by the Stock Purchase Agreement are consummated, the FL Investors, which are under common control with the Reporting Persons, will, following the restructuring of XO described in the Stock Purchase Agreement (the "Restructuring"), collectively become the beneficial owners of 40.00% of the then-outstanding shares of XO common stock. This will occur through their purchase from XO for $400,000,000 in cash of the New Forstmann Little Shares. The Class D Common Stock will be identical to the Class A Common Stock in all respects other than certain special voting rights described more fully below and in the proposed Amended and Restated Certificate of Incorporation, the form of which is attached hereto as Exhibit 25 (the "Amended and Restated Certificate of Incorporation"). Pursuant to the Stock Purchase Agreement, it is a condition precedent to the obligations of the Investors to consummate the transactions contemplated by the Stock Purchase Agreement that the Amended and Restated Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware substantially in the form of
Exhibit 25 and that it shall be effective. Each share of Class D Common Stock to be purchased by the FL Investors will automatically convert into one share of Class A Common Stock under certain circumstances described more fully below and in the Amended and Restated Certificate of Incorporation.

     The Stock Purchase Agreement also provides that following the Restructuring, Telmex shall purchase from XO the New Telmex Shares for $400,000,000 in cash, which shares will represent or be convertible into 40.00% of the then-outstanding shares of XO common stock. Each share of Class C Common Stock will be convertible into one share of Class A Common Stock under certain circumstances described more fully below and in the Amended and Restated Certificate of Incorporation. The Class C Common Stock will be identical to the Class A Common Stock in all respects other than certain special voting rights more fully described below and in the Amended and Restated Certificate of Incorporation.

     The Stock Purchase Agreement provides that it is a condition precedent to the obligations of the Investors to consummate the transactions contemplated by the Stock Purchase Agreement that the Company shall have effected the Restructuring, as described more completely in the Stock Purchase Agreement. The Stock Purchase Agreement further provides that the Restructuring must result in the new capitalization. Under the new capitalization, XO will have no more than $1.034 billion in aggregate indebtedness and a capital structure with the following outstanding equity: the New Forstmann Little Shares, the New Telmex Shares, with the remaining 20% of the Company's outstanding common stock being held by the Company's management and other equity holders, which are expected to include current holders of the Company's outstanding debt securities. The Stock Purchase Agreement provides that it is a condition precedent to the obligations of the Investors to consummate the transactions contemplated by the Stock Purchase Agreement that the Company's current bank credit facility or a replacement bank credit facility must be in form and substance reasonably acceptable to the Investors as a condition precedent to the Closing. The percentage of the outstanding equity securities of the Company to be held by the FL Investors, Telmex and other equity holders is subject to adjustment based on the terms and amount of the shares to be purchased by and any grants of options made to the management of the Company. No shares of the Company's existing Class B Common Stock may be outstanding as of the Closing.

     The Company may effect the Restructuring by means of an exchange offer for the Company's currently outstanding public debt securities and preferred stock, by commencing a bankruptcy case in a bankruptcy court of competent jurisdiction, by some combination of such actions or by any other actions reasonably likely to effect the new capitalization which are acceptable to each Investor in its reasonable discretion. The Company may commit up to $200,000,000 in connection with the Restructuring.

     The Stock Purchase Agreement provides that during the interim period between the execution of the Stock Purchase Agreement and the Closing, the Company will conduct its business in the ordinary course and will not take certain specified actions without the prior written consent of the Investors, except as contemplated by the Stock Purchase Agreement. The prohibited actions include, without limitation, the declaration or payment of any dividends in respect of any shares of capital stock of the Company. The Stock Purchase Agreement also provides that the Company will use reasonable best efforts to have the Company's Class A Common Stock listed on the NASDAQ National Market System.

     The Stock Purchase Agreement provides that it is a condition precedent to the obligations of the Investors to consummate the transactions contemplated by the Stock Purchase Agreement that, at or prior to the Closing, the Company and each of the Investors have executed and delivered a stockholders agreement substantially in the form attached hereto as
Exhibit 23 (the "Stockholders Agreement"), the Company shall have filed with the Secretary of State of the State of Delaware the Amended and Restated Certificate of Incorporation, and the board of directors of the Company shall have adopted the restated bylaws substantially in the form attached hereto as Exhibit 26 (the "Restated Bylaws"). These documents contain provisions regarding, among other things, (i) the election of directors; (ii) quorum requirements for action by the board of directors;
(iii) non-voting observers and consultation rights with respect to meetings of the board of directors; (iv) committees of the board of directors, including without limitation, the Executive Committee (as defined herein);
(v) veto rights of the Investors with respect to certain proposed actions by the Company; (vi) voting rights of the Investors in their capacities as stockholders; (vii) standstill restrictions between the Investors with respect to further acquisitions of Company common stock and actions that may impact the control of the Company; (viii) transfer restrictions with respect to the New Common Shares; (ix) preemptive rights with respect to certain issuances of securities by the Company; (x) rights of first refusal with respect to certain significant transactions involving the Company; and
(xi) other provisions that effect the governance of the Company and its common stock. These provisions are more completely described in the response to Item 6 below which is herein incorporated by reference.

     Pursuant to the Letter Agreement (the "Letter Agreement"), dated November 21, 2001, between FLC XXXI (signing as Forstmann Little & Co.) and Telmex, Telmex and Forstmann Little & Co. agreed that until June 30, 2002, they will not (x) solicit or engage in any discussions or negotiations with, or provide any information to, any other person or entity regarding any investment in, or any business combination, other change of control transaction or restructuring involving, XO, or (y) purchase any equity or debt securities of XO, provided, however, that if either party no longer wishes to proceed with the transactions contemplated by the term sheet attached to such Letter Agreement and relating to the transactions documented by the Stock Purchase Agreement and the exhibits thereto, such party may deliver a written notice to such effect to the other party in which case the party receiving such notice shall no longer be bound by the terms of this "standstill" provision. Other than the immediately preceding provision of the Letter Agreement, the Stock Purchase Agreement supercedes all other provisions of the Letter Agreement.

     Depending on various factors, including, without limitation, XO's financial position and investment strategy, the price levels of the XO common stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons and FL Investors may in the future take such actions with respect to its investment in XO as it deems appropriate, including, without limitation, purchasing additional shares of XO common stock, selling some or all of its XO common stock or taking any actions that might result in any of the matters set forth in subparagraphs (a)-(j) of Item 4.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

Item 5 is hereby amended as follows:

         The following information is as of January 15, 2002:

         (i)  MBO-VII:

(a)      Amount Beneficially Owned:

     MBO-VII directly owns 584,375 shares of Series C Preferred, which are convertible into 34,375,000 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series C Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series C Certificate of Designation) equal $17.00.

     MBO-VII directly owns 268,750 shares of Series G Preferred, which are convertible into 15,808,824 shares of Class A Common Stock, assuming the conversion of all Series G Preferred and Series H Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series G Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series G Certificate of Designation) equal $17.00.

     FLC XXXIII, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) are the general partners of FLC XXXIII.

     The shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII as calculated above are convertible into approximately 12.9% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder (the "Act"), and there being 337,774,204 shares of Class A Common Stock outstanding as of January 11, 2002, based on a representation and warranty of XO in the Stock Purchase Agreement.

     (b) Assuming conversion of all shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII, number of shares as to which MBO-VII has:

          (i)  sole power to vote or to direct the vote - 50,183,824.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of
                - 50,183,824.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (ii) Equity-VI:

     (a) Amount Beneficially Owned:

     Equity-VI directly owns 265,075 shares of Series D Preferred, which are convertible into 15,592,647 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00.

     Equity-VI directly owns 131,052 shares of Series H Preferred, which are convertible into 7,708,941 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

     Equity-VI directly owns 50,000,000 shares of Class A Common Stock.

     FLC XXXII Partnership, L.P. ("FLC XXXII"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement are the general partners of FLC XXXII.

     The shares of (i) Series D Preferred and Series H Preferred as calculated above on an as-converted basis and (ii) Common Stock beneficially owned by Equity-VI represent approximately 20.3% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 337,774,204 shares of Class A Common Stock outstanding as of January 11, 2002, based on a representation and warranty of XO in the Stock Purchase Agreement.

     Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI, number of shares as to which Equity-VI has:

          (i)  sole power to vote or to direct the vote - 73,301,588.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 73,301,588.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (iii) FL Fund:

     (a) Amount Beneficially Owned:

     FL Fund directly owns 550 shares of Series D Preferred, which are convertible into 32,353 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00.

     FL Fund directly owns 198 shares of Series H Preferred, which are convertible into 11,647 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

     FLC XXXI, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie
C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to
Item 2(b) of this statement) are the general partners of each of FLC XXIX and FLC XXXIII.

     The shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund as calculated above are convertible into less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 337,774,204 shares of Class A Common Stock outstanding as of January 11, 2002, based on a representation and warranty of XO in the Stock Purchase Agreement.

     (b) Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund, number of shares as to which FL Fund has:

          (i)  sole power to vote or to direct the vote - 44,000.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
                44,000.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (iv) Theodore J. Forstmann:

     (a) Amount Beneficially Owned:

     Mr. Forstmann directly owns 800,000 shares of Class A Common Stock.

     The shares of Class A Common Stock beneficially owned by Mr. Forstmann represents 0.2% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 337,774,204 shares of Class A Common Stock outstanding as of January 11, 2002, based on a representation and warranty of XO in the Stock Purchase Agreement.

     (b) Number of shares as to which Mr. Forstmann has:

          (i)  sole power to vote or to direct the vote - 800,000.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
                800,000.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (v) Except as set forth above, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person identified in
Schedule I, beneficially owns any shares of Class A Common Stock or has effected any transactions in shares of Class A Common Stock during the preceding 60 days.

     (vi) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the FL
Partnerships is governed by the limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------

Item 6 is hereby amended to add the following:

           Stock Purchase Agreement
           ------------------------

          On January 15, 2002, the Investors and XO entered into the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 22.

          If the transactions contemplated by the Stock Purchase Agreement are consummated, the FL Investors, which are under common control with the Reporting Persons, will, following the Restructuring, collectively become the beneficial owners of 40.00% of the then-outstanding shares of XO common stock. This will occur through their purchase from XO for $400,000,000 in cash of the New Forstmann Little Shares. The Class D Common Stock will be identical to the Class A Common Stock in all respects other than certain special voting rights described more fully below and in the Amended and Restated Certificate of Incorporation. Each share of Class D Common Stock to be purchased by the FL Investors will automatically convert into one share of Class A Common Stock under certain circumstances described more fully below and in the Amended and Restated Certificate of Incorporation.

          The Stock Purchase Agreement also provides that following the Restructuring, Telmex shall purchase from XO the New Telmex Shares for $400,000,000 in cash, which shares will represent or be convertible into 40.00% of the then-outstanding shares of XO common stock. Each share of Class C Common Stock will be convertible into one share of Class A Common Stock under certain circumstances described more fully below and in the Amended and Restated Certificate of Incorporation. The Class C Common Stock will be identical to the Class A Common Stock in all respects other than certain special voting rights more fully described below and in the Amended and Restated Certificate of Incorporation.

          Restructuring. The Stock Purchase Agreement provides that it is a condition precedent to the obligations of the Investors to consummate the transactions contemplated by the Stock Purchase Agreement that the Company shall have effected the Restructuring, as described more completely in the Stock Purchase Agreement. The Stock Purchase Agreement also provides that the Restructuring must result in the new capitalization. Under the new capitalization, XO will have no more than $1.034 billion in aggregate indebtedness and a capital structure with the following outstanding equity: the New Forstmann Little Shares, the New Telmex Shares, with the remaining 20% of the Company's outstanding common stock being held by the Company's management and other equity holders, which are expected to include current holders of the Company's outstanding debt securities. The Stock Purchase Agreement further provides that it is a condition precedent to the obligations of the Investors to consummate the transactions contemplated by the Stock Purchase Agreement that the Company's current bank credit facility or a replacement bank credit facility be in form and substance reasonably acceptable to the Investors. The percentage of the outstanding equity securities of the Company to be held by the FL Investors, Telmex and other equity holders is subject to adjustment based on the terms and amount of the shares to be purchased by and any grants of options made to the management of the Company. No shares of the Company's existing Class B Common Stock may be outstanding as of the Closing.

          The Company may effect the Restructuring by means of an exchange offer for the Company's currently outstanding public debt securities and preferred stock, by commencing a bankruptcy case in a bankruptcy court of competent jurisdiction, by some combination of such actions or by any other actions reasonably likely to effect the new capitalization which are acceptable to each Investor in its reasonable discretion. If a case is commenced in bankruptcy court, the orders of the bankruptcy court must be final and non-appeallable and reasonably acceptable to the Investors as a condition precedent to the Closing. The Company may commit up to $200,000,000 in connection with the Restructuring.

          If a bankruptcy case is commenced to effect the new capitalization, the Stock Purchase Agreement provides that the Company shall use its reasonable best efforts to ensure that the confirmation order granted in connection therewith shall release the Investors and their respective affiliates and representatives from any litigation related to the Company, its business, its governance, its securities disclosure practices, the purchase of any of its securities and the investment and Restructuring transactions contemplated by the Stock Purchase Agreement.

          Representations and Warranties. The Stock Purchase Agreement contains several representations and warranties of the Company to the Investors. These representations and warranties, most of which are made at the time of execution of the agreement and at Closing, address, among other things, the following matters: (i) the Company's capitalization; (ii) the Company's filings with the United States Securities and Exchange Commission; (iii) the Company's financial statements; (iv) the absence of certain undisclosed material changes; (v) litigation relating to the Company, its assets and the transactions contemplated by the Stock Purchase Agreement; (vi) the Company's network facilities; (vii) the Company's regulatory compliance; (viii) fee commitments; and (ix) several other matters relating to the Company's business, operations and compliance with laws and agreements.

          Closing Conditions. The Stock Purchase Agreement provides that the obligations of the Investors and the Company to consummate the transactions contemplated by the agreement are subject to the satisfaction or waiver by such party of several conditions. These conditions include, without limitation, the following: (i) that the representations and warranties of the Company shall be true and correct as of the time each is made; (ii) that the Company and the Investors have executed, filed or adopted the Stockholders Agreement, a registration rights agreement substantially in the form attached hereto as Exhibit 24 (the "Registration Rights Agreement"), the proposed Amended and Restated Certificate of Incorporation and the Restated Bylaws; (iii) that after giving effect to the issuance of the New Common Shares pursuant to the terms of the Stock Purchase Agreement, the complete capital structure of the Company shall be the new capitalization effected by the Restructuring; (iv) the absence of litigation instituted against the Company or for which the Company would have obligations to indemnify any person which would be reasonably likely to result in a material adverse effect on the business, operations, assets, financial condition, prospects, or results of operations of the Company and its subsidiaries i.e. taken as a whole (a "Material Adverse Effect"); (v) that certain senior management positions at the Company shall be held either by the person who held such position on the date of the Stock Purchase Agreement or another person acceptable to each Investor; (vi) that there shall not have occurred any event, circumstance, condition, fact, effect or other matter since the execution of the Stock Purchase Agreement which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect or a material adverse effect upon the ability of the Company to perform any material obligation under the agreement or to consummate the transactions contemplated by the agreement; (vii) that the Company and the Investors have obtained all material regulatory approvals, including without limitation, the consent of the United States Federal Communications Commission, and competition approvals; and (viii) that any and all litigation pending or threatened against the Company, the Investors or their representatives or affiliates related to the Company, its business, its governance, its securities regulatory disclosure practices, the purchase or sale of any of the Company's equity or debt securities, the investment or the Restructuring, shall have been resolved in a manner that is satisfactory to each Investor in its sole discretion (other than Ordinary Course Litigation (as defined therein)).

          Covenants. The Stock Purchase Agreement provides that during the interim period between the execution of the Stock Purchase Agreement and the Closing, the Company will conduct its business in the ordinary course and will not take certain specified actions without the prior written consent of the Investors, except as contemplated by the Stock Purchase Agreement. Such prohibited actions include, without limitation: (i) the incurrence of additional indebtedness (subject to certain exceptions); (ii) changes to any of the Company's methods of accounting or accounting practices; (iii) the repurchase or redemption of the Company's equity securities (subject to certain exceptions); (iv) the issuance of additional equity securities (subject to certain exceptions); (v) the declaration of any dividends; (vi) the redemption or defeasance of any of the Company's outstanding publicly-traded debt securities or other indebtedness; (vii) the amendment of the Company's certificate of incorporation or bylaws;
(viii) any actions reasonably likely to result in the breach of any of the Company's representations and warranties made in the Stock Purchase Agreement or the failure to satisfy any of the conditions precedent to Closing; (ix) actions adversely affecting the Company's insurance coverage;
(x) material increases in the compensation or benefits of the Company's employees (except for certain permitted payments under certain bonus and retention bonus plans); and (xi) the sale, lease or other disposition any of the Company's material assets (subject to certain exceptions).

          The Stock Purchase Agreement provides that the Company must keep the Investors informed regarding the receipt of certain proposals or offers for significant transactions or the negotiations in connection therewith. The Stock Purchase Agreement provides that the Company must cause each of its executive officers and directors, and use its reasonable best efforts to cause each holder of five percent or more of its common stock, not to sell any of their equity securities for six months and one year, respectively, from the Closing. The Stock Purchase Agreement also provides that the Company and the Investors will cooperate in several respects and use their reasonable best efforts to satisfy the conditions precedent to the consummation of the purchase of the New Forstmann Little Shares and the New Telmex Shares.

          The Stock Purchase Agreement further provides that the Company and the Investors will use their reasonable best efforts to revise the existing documentation and agreements, including the Stock Purchase Agreement and the exhibits thereto: (i) to the extent necessary to consummate the transactions contemplated by the Stock Purchase Agreement if Telmex's current investment would be unlikely to result in regulatory approval of the transaction; (ii) if either Investor shall have assumed the rights of the other Investor under the Stock Purchase Agreement; and (iii) to define the relative rights and preferences of a to-be-determined class of the Company's common stock that may be issued to certain members of the management of the Company.

          Termination. The Stock Purchase Agreement provides that each Investor has the right to terminate the agreement upon certain events, including without limitation: (i) if the parties are unable to obtain the necessary regulatory consents and other approvals by certain deadlines;
(ii) if the Company has breached any of its representations or warranties and such breach shall have a Material Adverse Effect; (iii) if any fact, circumstance or other matter has occurred or exists which would or would reasonably be likely to give rise to the failure of any of the conditions precedent to the obligations of each Investor to consummate the transactions contemplated by the Stock Purchase Agreement and such fact, circumstance or other matter cannot be cured within twenty days; (iv) if the Company has not taken certain actions in the bankruptcy court to have certain fees, expenses and payments approved by the bankruptcy court; and
(v) if the other Investor has terminated the Stock Purchase Agreement. In most instances, if either Investor shall terminate the Stock Purchase Agreement in accordance with its rights of termination thereunder, the non-terminating Investor may assume the rights and obligations of the terminating Investor.

          The Stock Purchase Agreement provides that the Company has the right to terminate the agreement upon certain events, including without limitation: (i) if the board of directors deems it necessary to accept an alternative proposal received by the Company; (ii) if either Investor terminates the agreement and the non-terminating Investor does not assume such terminating Investor's rights and obligations under the Stock Purchase Agreement; (iii) if the Closing shall not have occurred by certain deadlines; (iv) if either Investor has breached any of its representations or warranties in any material respect; and (v) if any fact, circumstance or other matter has occurred or exists which would or would reasonably be likely to give rise to the failure of any of the conditions precedent to the obligations of the Company to consummate the transactions contemplated by the Stock Purchase Agreement and such fact, circumstance or other matter cannot be cured within twenty days.

          Break-Up Payment. If the Company proposes to terminate the Stock Purchase Agreement to accept an alternative proposal received by the Company, each Investor will be entitled to receive a break-up payment from the Company equal to one percent of the implied, pre-money enterprise value of the Company, which shall be determined using accounting methods and principles and valuation methodology set forth in a schedule to the Stock Purchase Agreement.

          Expense Reimbursement. The Stock Purchase Agreement provides that the Company will reimburse the Investors for their reasonable, out-of-pocket, documented costs and expenses incurred in connection with the Stock Purchase Agreement and the transactions contemplated thereby up to $14,000,000. Any and all expenses (including, without limitation, legal fees) incurred by the Investors in enforcing any provision of the Stock Purchase Agreement or any other transaction document contemplated thereby shall not be subject to such maximum reimbursement amount.

          As described above, the obligation of each Investor to complete the transactions contemplated by the Stock Purchase Agreement are subject to the satisfaction or waiver by such Investor, at or prior to the Closing, of a number of conditions including, without limitation, the execution and delivery by the Company and each of the Investors of the Stockholders Agreement, the filing by the Company with the Secretary of State of the State of Delaware of the Amended and Restated Certificate of Incorporation, and the adoption by the board of directors of the Company of the Restated Bylaws.


         Stockholders Agreement, Restated Bylaws and
         Amended and Restated Certificate of Incorporation
         -------------------------------------------------

          Election of Directors. The Stockholders Agreement, a form of which is attached hereto as Exhibit 23, and the Restated Bylaws, a form of which is attached hereto as Exhibit 26, provide that, following the Closing and prior to the Board Representation Date (defined below), the number of directors on the board of directors of the Company shall be fixed at twelve and, at and after the Board Representation Date, the board of directors may be expanded to include such number of directors as are required by any stock exchange or quotation system on which the Company's common stock is quoted or listed. The Stockholders Agreement contemplates that the initial board of directors will include those designees appointed or nominated by the Investors as described below, the Chief Executive Officer of the Company and such number of other independent directors as shall be required by any stock exchange or quotation system on which the Company's common stock is quoted or listed and which independent directors shall be approved by each of the Investors. The term "Board Representation Date" means the earlier of: (i) the first date on which the board of directors has received written notice from Telmex that Telmex desires to designate directors to the board pursuant to the Stockholders Agreement, and Telmex has determined in good faith, after consultation with its legal counsel, which counsel shall be an outside law firm of national reputation, that one or more directors, officers or employees of Telmex or a subsidiary of Telmex can become directors without violating Section 8 of the Clayton Antitrust Act of 1914, as amended; and (ii) the first date upon which any director, officer or employee of Telmex or a subsidiary of Telmex is elected or appointed as a director of the Company.

          The Stockholders Agreement and Restated Bylaws provide that, following the Closing and prior to the Board Representation Date, so long as the FL Investors beneficially own shares of Company common stock representing at least 10% of the outstanding shares of Company common stock, the FL Investors shall have the right to appoint or nominate to the board of directors of the Company the number of directors equal to the sum of (A) (i) a fraction in which the numerator is the total number of outstanding shares of Company common stock beneficially owned by the FL Investors, and the denominator is the total number of shares of Company common stock outstanding, multiplied by (ii) the total number of directors on the board of directors, rounded up to the nearest whole number, plus (B)
(i) a fraction in which the numerator is the total number of outstanding shares of Company common stock beneficially owned by Telmex, and the denominator is the total number of shares of Company common stock outstanding multiplied by (ii) the total number of directors on the board of directors, rounded up to the nearest whole number. Notwithstanding the foregoing, the Stockholders Agreement provides that the FL Investors shall, in connection with such appointment or nomination, include among its appointees or nominees, if so requested by Telmex by written notification, up to that number, rounded up to the next whole number, of individuals nominated by Telmex (the "Telmex Independent Designees"), who are independent of, and not affiliated with, either Telmex or the Company, equal to the product of (i) the total number of directors on the board multiplied by (ii) a fraction in which the numerator is the total number of outstanding shares of Company common stock beneficially owned by Telmex, and the denominator is the total number of shares of Company common stock outstanding; provided that the total number of Telmex Independent Designees may at no time exceed the number of directors on the board of directors appointed or nominated by the FL Investors (excluding Telmex Independent Designees). At the Board Representation Date, the Telmex Independent Designees shall resign from the board of directors and shall be replaced by directors nominated or appointed by Telmex pursuant to the following paragraph.

          The Stockholders Agreement and Restated Bylaws provide that at and after the Board Representation Date, so long as an Investor beneficially own shares of Company common stock representing at least 10% of the outstanding shares of Company common stock, such Investor shall have the right to appoint or nominate to the board of directors such number of directors, rounded up to the next whole number, equal to the product of (i) a fraction in which the numerator is the total number of outstanding shares of Company common stock owned by such Investor, and the denominator is the total number of shares of Company common stock outstanding, multiplied by
(ii) the total number of directors on the board of directors. The Stockholders Agreement further provides that, both before and after the Board Representation Date, the FL Investors and Telmex will vote their respective shares of Company common stock for the election of the nominees of the other Investor to the board of directors of the Company.

          Quorum Requirements. The Stockholders Agreement and the Amended and Restated Certificate of Incorporation further provide that, during such time as the FL Investors beneficially own shares of Company common stock representing at least 10% of the outstanding shares of Company common stock, the board of directors may not take any action unless a quorum consisting of at least one designee of the FL Investors is present, and during such time as Telmex beneficially owns shares of Company common stock representing at least 10% of the outstanding shares of Company common stock, the board of directors may not take any action unless a quorum consisting of at least one Telmex designee (which, prior to the Board Representation Date, shall be a Telmex Independent Designee, to the extent a Telmex Independent Designee has been designated pursuant to the Stockholders Agreement) is present.

          Non-Voting Observer and Consultation Rights. In addition to its right to designate directors (or prior to the Board Representation Date, Telmex Independent Designees) to the board of directors of the Company, the Stockholders Agreement provides that, prior to the Board Representation Date and so long as Telmex beneficially owns shares of Company common stock representing 10% or more of the outstanding shares of Company common stock, Telmex shall have the right to designate up to two non-voting observers to the board of directors which observers shall have access to certain information concerning the business and operations of the Company and shall be entitled to attend all regular and special meetings of the board of directors, and any meeting of any committee thereof, but shall not have any right to vote at such meetings. Moreover, prior to the Board Representation Date, the FL Investors shall consult with representatives of Telmex at least monthly and, to the extent consistent with applicable law, shall share information with Telmex regarding the business, finances and prospects of the Company.

          Committees. The Stockholders Agreement and the Restated Bylaws provide that, subject to certain conditions and exceptions, so long as an Investor beneficially owns shares of Company common stock representing at least 10% of the outstanding shares of Company common stock, each Investor shall have the right to have at least one of its director designees (which, in the case of Telmex, prior to the Board Representation Date, shall be a Telmex Independent Designee, to the extent a Telmex Independent Designee has been designated pursuant to the Stockholders Agreement) sit on each committee of the board of directors. The Stockholders Agreement and the Amended and Restated Certificate of Incorporation further provide for the creation of a five-member executive committee (the "Executive Committee"), which shall include the Chief Executive Officer of the Company. Prior to the Board Representation Date, the FL Investors shall have the right to have (i) three of their director designees on the Executive Committee so long as the FL Investors beneficially own shares of Company common stock representing 15% or more of the outstanding shares of Company common stock and (ii) two of their director designees on the Executive Committee so long as the FL Investors beneficially own shares of Company common stock representing at least 10% of the outstanding shares of Company common stock but less than 15% of the outstanding shares of Company common stock. Prior to the Board Representation Date, Telmex shall have the right to have one Telmex Independent Designee on the Executive Committee so long as Telmex beneficially owns shares of Company common stock representing at least 10% of the outstanding shares of Company common stock. After the Board Representation Date, each Investor shall have the right to have (i) two of its director designees on the Executive Committee so long as such Investor beneficially owns shares of Company common stock representing 15% or more of the outstanding shares of Company common stock or (ii) one of its director designees on the Executive Committee so long as such Investor owns shares of Company common stock representing at least 10% of the outstanding shares of Company common stock but less than 15% of the outstanding shares of Company common stock. The Stockholders Agreement contemplates that the initial Executive Committee will consist of the Chief Executive Officer of the Company, three designees of the FL Investors and one Telmex Independent Designee.

          The Stockholders Agreement and Amended and Restated Certificate of Incorporation provide that the Company shall not, without the approval of (x) prior to the Board Representation Date, at least three-fifths of the members of the Executive Committee, or (y) at and after the Board Representation Date, at least two-thirds of the members of the Executive
Committee: (i) adopt a new business plan, materially modify the business plan or take any action that would constitute a material deviation from the business plan; (ii) approve or recommend a merger (other than a merger of a wholly-owned subsidiary of the Company with and into the Company), consolidation, reorganization or recapitalization of the Company or any sale of all or a substantial portion of the assets of the Company and its subsidiaries, taken as a whole (a "Major Event"); (iii) acquire, by purchase, merger or otherwise, in one transaction or a series of related transactions, any equity or other ownership interest in, or assets of, any person in exchange for consideration with a fair market value greater than $100 million; (iv) with certain limited exceptions, authorize for issuance or issue any equity securities or equity derivative securities in one transaction or a series of related transactions with a fair market value at the time of issuance in excess of $100 million; (v) purchase, redeem, prepay, acquire or retire for value any shares of its capital stock or securities exercisable for or convertible into shares of its capital stock other than as required under the terms of such capital stock or securities;
(vi) declare, incur any liability to declare, or pay any dividends, or make any distributions in respect of, any shares of its capital stock other than as required under the terms of such capital stock; (vii) redeem, retire, defease, offer to purchase or change any material term, condition or covenant in respect of outstanding long-term indebtedness other than as required under the terms of such indebtedness; (viii) with certain limited exceptions, incur indebtedness in one transaction or a series of related transactions in excess of $100 million in aggregate principal amount; (ix) make any material change in its accounting principles or practices (other than as required by GAAP or recommended by the Company's outside auditors), or remove the Company's outside auditors or appoint new auditors; or (x) appoint, or terminate or modify the terms of the employment of, any member of the Company's senior management as described in the Stockholders Agreement, and any of their successors or replacements, and any other persons of a similar level of authority and responsibility in the organizational structure who are appointed after the date of the Stockholders Agreement.

          Notwithstanding the foregoing, the Stockholders Agreement and Amended and Restated Certificate of Incorporation further provide that if any of such significant corporate actions are proposed but not approved by the Executive Committee by the requisite three-fifths majority (or, at and after the Board Representation Date, the requisite two-thirds majority) of the Executive Committee, then the Investor designees on the Executive Committee shall attempt in good faith to resolve any objections any such Investor designee may have to the proposal and, if the Investor designees on the Executive Committee are unable to resolve in good faith the disagreement within 30 days after the Executive Committee meeting at which the matter was not approved, any member of the Executive Committee shall be entitled to present such issue to the board of directors where the issue may be adopted or rejected by a majority vote of the board of directors.

          Veto Rights. The Stockholders Agreement and Amended and Restated Certificate of Incorporation also provide that so long as (i) an Investor owns shares of Class A Common Stock representing at least 20% of the outstanding Company common stock and (ii) no Major Event nor any acquisition by any "person" or any "group" of persons (as such terms are used for purposes of Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934) of more than 50% of the total number of outstanding shares of Company common stock shall have occurred, the approval of at least one director designee of such Investor shall be required before the Company may take any of the following actions: (i) amend, alter or repeal its certificate of incorporation or bylaws, or any part thereof, or amend, alter or repeal any constituent instruments of any the Company subsidiary, or any part thereof; (ii) enter into any transaction with any affiliate (other than a wholly owned subsidiary of the Company), officer, director or stockholder of the Company, except for compensation and benefits paid to directors and officers in the ordinary course of business and other than those entered into concurrently with or prior to the Closing; (iii) file any voluntary petition for bankruptcy or for receivership (including a voluntary petition for the liquidation, dissolution or winding up of the Company or any of its subsidiaries other than a liquidation of a subsidiary in which all the assets of the liquidating subsidiary are distributed to the Company or another subsidiary of the Company) or make any assignment for the benefit of creditors; (iv) adopt any stockholder rights plan or other anti-takeover provisions in any document or instrument; or (v) issue or agree to issue any Company preferred stock.

          Voting Rights. In addition to the corporate governance rights of the Investors arising out of their participation on the board of directors of the Company or on the Executive Committee described above, the Amended and Restated Certificate of Incorporation also provides that the Investors shall have certain additional governance rights through their ownership of Class C Common Stock and Class D Common Stock.

          Pursuant to the Amended and Restated Certificate of Incorporation, at any time at which there remain outstanding any shares of Class C Common Stock or Class D Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Class C Common Stock, voting as a separate class, and the affirmative vote of the holders of a majority of the outstanding shares of Class D Common Stock, voting as a separate class, shall be required before the Company may consummate a Major Event. In addition, if, at any time prior to the Board Representation Date there are any outstanding shares of Class C Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Class C Common Stock, voting as a separate class, shall be required before the Company may (i) acquire, by purchase, merger or otherwise, in one transaction or a series of related transactions, any equity or other ownership interest in, or assets of, any person in exchange for consideration with a fair market value greater than 20% of the Company's consolidated net assets determined in accordance with GAAP; (ii) with certain limited exceptions, authorize for issuance or issue any equity securities or equity derivative securities in one transaction or a series of related transactions with a fair market value at the time of issuance in excess of $100 million; (iii) with certain limited exceptions, incur indebtedness in one transaction or a series of related transactions in excess of $100 million in aggregate principal amount; (iv) amend the Company's certificate of incorporation or bylaws; or (iv) issue or agree to issue any Company preferred stock.

          Standstill Provisions. The Stockholders Agreement provides that, except for certain limited exceptions, each Investor agrees that, so long as the other Investor beneficially owns shares of Company common stock representing 20% or more of the outstanding shares of the Company common stock, it shall not, and will cause each of its affiliates not to, either alone or as part of a "group" (as such term is used in Section 13d-5 of the Securities Exchange Act of 1934), and such Investor will not, and will cause each of its affiliates not to, advise, assist or encourage others to, directly or indirectly, without the prior written consent of the other
Investor: (i) acquire, or offer or agree to acquire, or become the beneficial owner of or obtain rights in respect of any shares of Company common stock, other equity securities of the Company or other securities convertible or exchangeable into equity securities of the Company; (ii) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934) of proxies or consents with respect to any voting securities of the Company or initiate or become a participant in any stockholder proposal or "election contest" with respect to the Company or induce others to initiate the same, or otherwise seek to advise or influence any person with respect to the voting of any voting securities of the Company in connection with the election of directors or with respect to an amendment to the Company's certificate of incorporation or bylaws that would increase or decrease the number of directors on the board of directors; (iii) form, encourage or participate in a "person" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 for the purpose of taking any actions described in this paragraph; (iv) initiate any stockholder proposals for submission to a vote of stockholders, with respect to the Company; or (v) offer, seek, or propose to enter into any merger, acquisition, tender offer, sale transaction involving a substantial portion of the Company's assets or other business combination involving the Company.

          Transfer Restrictions. In addition to the foregoing provisions, the Stockholders Agreement contains certain restrictions on the sale or transfer, by the Investors and their permitted transferees, of Company common stock. Generally, except for certain limited exceptions or with the prior written approval of the other Investor, no Investor may, prior to the fourth anniversary of the Closing, directly or indirectly, sell, assign, transfer or otherwise dispose of, by merger, consolidation or otherwise (including by operation of law), or pledge or otherwise encumber, any the Company common stock acquired by such Invester pursuant to the Stock Purchase Agreement and any securities issued or issuable with respect to such shares of common stock by way of a stock split, stock dividend or stock combination, or any shares of common stock issued in connection with a recapitalization, merger, consolidation or other reorganization.

          Preemptive Rights. The Stockholders Agreement provides that, except for certain excluded issuances, the Company shall not issue, or agree to issue: (i) any equity securities of the Company or any of its subsidiarie; (ii) any options, warrants or other rights to subscribe for, purchase or otherwise acquire any equity securities of the Company or any of its subsidiaries; or (iii) any other securities of the Company or any of its subsidiaries that are convertible into or exchangeable for any equity securities of the Company or any of its subsidiaries unless, in each case, the Company shall have first offered to each Investor the opportunity to purchase its pro rata percentage of any such issuance. The number of securities (or principal amount of debt securities) to be offered to each Investor in connection with the exercise of its preemptive rights shall be an amount equal to the product of (i) the total number of securities (or total principal amount of debt securities) to be issued in the issuance multiplied by (ii) a fraction in which the numerator is the number of shares of Company common stock beneficially owned by such Investor and the denominator is the aggregate number of shares of Company common stock beneficially owned by all Investors exercising preemptive rights, in each case immediately prior to such issuance. So long as there remain outstanding any shares of Class C Common Stock, and subject to certain limitations, Telmex shall have the right to purchase shares of Class C Common Stock in the exercise of its preemptive rights and the FL Investors shall have the right to purchase shares of Class D Common Stock in the exercise of its pre-emptive rights.

          Right of First Refusal. The Stockholders Agreement further provides that, from and after the fourth anniversary of the Closing, if the Company receives a bona fide proposal from any person for a Major Event (a "Major Event Proposal"), the Company shall notify the Investors of the Major Event Proposal and provide them with certain information. Promptly upon receipt of notice of a Major Event Proposal, the Investors shall engage in good faith discussions regarding the desirability and timing of the proposed Major Event and shall endeavor, within a specified period of time, to agree with respect to whether to support or reject the Major Event Proposal. If the Investors agree to support or reject the Major Event Proposal, then the Major Event Proposal shall be submitted to the Executive Committee for approval or rejection in accordance with the provisions described above. If the Investors are unable to agree on whether to support or reject the Major Event Proposal, then the Investor which objects to approval of the Major Event Proposal shall be entitled, for a specified period of time, and subject to certain conditions and restrictions, to solicit a bona-fide proposal for an alternative Major Event (a "Competing Proposal") and negotiate or otherwise engage in discussions with any person with respect to such Competing Proposal.

          Following this solicitation period, a meeting of the board of directors shall be held at which the board of directors shall consider both the Competing Proposal and the Major Event Proposal. The board of directors shall adopt the Competing Proposal if the board of directors determines, by majority vote, that the Competing Proposal is at least as favorable to the Company's stockholders in all material respects, and is as likely or more likely to be consummated, as the Major Event Proposal. If the board of directors approves the Competing Proposal, such Competing Proposal shall be recommended by the board of directors to the stockholders of the Company. If the board of directors approves the Major Event Proposal, the Company may enter into a definitive agreement with respect to, and consummate, a transaction substantially on the terms set forth in such Major Event Proposal.

         Registration Rights Agreement

          The Stock Purchase Agreement provides that concurrently with the Closing, the Investors and XO shall enter into the Registration Rights Agreement, the form of which is attached hereto as Exhibit 24. The Registration Rights Agreement provides that the Investors and their permitted transferees shall each be entitled, subject to certain terms and conditions, to require the Company to register shares of Class A Common Stock acquired pursuant to the Stock Purchase Agreement or into which shares acquired pursuant to the Stock Purchase Agreement are convertible or have been converted. The Registration Rights Agreement contains customary terms, conditions and rights, including, without limitation, rights to incidental registration.

          The foregoing description of the Stock Purchase Agreement, including all exhibits thereto, is not intended to be complete and is qualified in its entirety by the complete text of the Stock Purchase Agreement, including all exhibits thereto, which is incorporated herein by reference. The Stock Purchase Agreement is filed as Exhibit 22 hereto.


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated December 7, 1999, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

2. Registration Rights Agreement, dated as of January 20, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5. Assignment and Assumption Agreement, dated January 19, 2000, between Equity-VI and FL Fund.*

6.   Joint Filing Agreement.*

7. Stock Purchase Agreement, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

8. Amended and Restated Registration Rights Agreement, dated as of July 6, 2000, between XO (f/k/a NEXTLINK) and the FL Partnerships.*

9. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

10. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

11. Agreement and Waiver, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII, Equity-VI and FL Fund.*

12. Amendment and Stock Purchase Agreement, dated as of April 25, 2001, by and between XO and the FL Partnerships.*

13. Form of Second Amended and Restated Registration Rights Agreement, dated as of _____, 2001, to be entered into by and between XO and the FL Partnerships.*

14. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

15. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

16. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

17. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series H Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

18.  Joint Filing Agreement.*

19. Term Sheet, dated November 28, 2001, among Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and XO
     Communications, Inc. *

20. Letter Agreement, dated November 21, 2001, between Telefonos de Mexico, S.A. de C.V. and Forstmann Little & Co. *

21. Letter, dated November 28, 2001, from Telefonos de Mexico, S.A. de C.V. to Forstmann Little & Co. *

22. Stock Purchase Agreement, dated as of January 15, 2002, among XO Communications, Inc., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and Telefonos de Mexico, S.A. de C.V.

23. Form of Stockholders Agreement, , dated as of _____, 2002, by and among Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout
     Partnership-VIII, L.P., Telefonos de Mexico, S.A. de C.V. and XO Communications, Inc.

24. Form of Registration Rights Agreement, dated as of _____, 2002, among XO Communications, Inc., Forstmann Little & Co. Equity
     Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and Telefonos de Mexico, S.A. de C.V.

25. Form of Amended and Restated Certificate of Incorporation of XO Communications, Inc.

26.  Form of Restated Bylaws of XO Communications, Inc.

-----------------
* Previously filed.

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2002

                        FORSTMANN LITTLE & CO. SUBORDINATED
                        DEBT AND EQUITY MANAGEMENT BUYOUT
                        PARTNERSHIP-VII, L.P.

                        By:      FLC XXXIII Partnership, L.P.
                                 its general partner

                        By:      /s/ Winston W. Hutchins
                                 ----------------------------------------
                                 Winston W. Hutchins,
                                 a general partner


                        FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

                        By:      FLC XXXII Partnership, L.P.
                                 its general partner

                        By:      /s/ Winston W. Hutchins
                                 ----------------------------------------
                                 Winston W. Hutchins,
                                 a general partner


                        FL FUND, L.P.

                        By:      FLC XXXI Partnership, L.P.
                                 its general partner

                              By:  FLC XXIX Partnership, L.P.
                                   a general partner

                              By:  /s/ Winston W. Hutchins
                                   --------------------------------------
                                   Winston W. Hutchins,
                                   a general partner

                                   /s/ Theodore J. Forstmann
                                   --------------------------------------
                                   Theodore J. Forstmann

Schedule I


                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                 FLC XXXIII
                                 ----------


     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.


                           Theodore J. Forstmann
                             Sandra J. Horbach
                            Winston W. Hutchins
                              Thomas H. Lister
                             Jamie C. Nicholls
                              Gordon A. Holmes




                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

     FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

     The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                              Gordon A. Holmes

                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

     FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXXI
                                  --------

     FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.



                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

     The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                              Gordon A. Holmes